FORM 51-102F3
MATERIAL CHANGE REPORT
ITEM 1——	Name and Address of Company

Adira Energy Ltd. (the “Company”)
120 Adelaide Street West
Suite 1204
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

December 26, 2012

ITEM 3 ——	News Release

A news release was disseminated on December 27, 2012 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

On December 24, 2012, the Company announced that the Ministry of Energy and Water of the State of Israel has granted an extension of the date for the execution of a drilling contract of the first well on the Yitzhak offshore licence.

ITEM 5 ——	Full Description of Material Change

On December 24, 2012, the Company announced that the Ministry of Energy and Water of the State of Israel has granted an extension of the date for the execution of a drilling contract of the first well on the Yitzhak offshore license from December 31, 2012 to June 30, 2013.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:
Alan Friedman, Executive Vice-President Corporate Development
(416) 250-1955

ITEM 9 ——	Date of Report

December 27, 2012